

October 12, 2023

Bhargav Marepally
Chief Executive Officer
StoneBridge Acquisition Corp.
One World Trade Center
Suite 8500
New York, NY 10007

> **Re: StoneBridge Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed September 28, 2023**
> **File No. 333-272915**

Dear Bhargav Marepally:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4 filed September 28, 2023

General

1. We note your disclosure beginning on page 19 that the Sponsor has deposited an aggregate of $2,081,947 into the Trust Account, as of September 20, 2023. We also note that beginning on page 33 and elsewhere you state that the Sponsor has deposited an aggregate of $181,947 into the Trust Account as of the date of this proxy statement/prospectus. Please revise the disclosure throughout the prospectus to correct these inconsistencies or explain the discrepancy.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Blankenship